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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934
                         LOTUS DEVELOPMENT CORPORATION
                           (Name of Subject Company)

                         LOTUS DEVELOPMENT CORPORATION
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                         (Title of Class of Securities)
                                   545700106
                     (CUSIP Number of Class of Securities)

                                  JIM P. MANZI
                             CHAIRMAN OF THE BOARD,
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                         LOTUS DEVELOPMENT CORPORATION
                              55 CAMBRIDGE PARKWAY
                         CAMBRIDGE, MASSACHUSETTS 02142
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   COPIES TO:

       KENNETH S. SIEGEL                                 BARRY A. BRYER
      BAKER & BOTTS, L.L.P.                       WACHTELL, LIPTON, ROSEN & KATZ
        885 THIRD AVENUE                              51 WEST 52ND STREET
  NEW YORK, NEW YORK 10022-4834                   NEW YORK, NEW YORK 10019-6150
         (212) 705-5000                                  (212) 403-1000

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


THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 COMPLETES, CORRECTS AND SUPERSEDES AN UNAUTHORIZED PRIOR VERSION WHICH WAS FILED ELECTRONICALLY AT 2:16 P.M. ON JUNE 12, 1995. SUCH PRIOR VERSION WAS NOT AUTHORIZED FOR FILING BY THE COMPANY AND SHOULD NOT BE RELIED UPON FOR ANY PURPOSE WHATSOEVER.


ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Lotus Development Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 55 Cambridge Parkway, Cambridge, Massachusetts 02142. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Common Stock"). Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of the Common Stock and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 7, 1988, as amended (the "Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 dated June 6, 1995 (as amended or supplemented, the "Schedule 14D-1"), filed by White Acquisition Corp., a New York corporation (the "Purchaser"), which is a wholly owned subsidiary of International Business Machines Corporation, a New York corporation ("IBM"), with the Securities and Exchange Commission (the "Commission"), relating to an offer by the Purchaser to purchase all the issued and outstanding Shares at a price of $64 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 6, 1995, as amended and supplemented by the Supplement to the Offer to Purchase dated June 13, 1995, as amended or supplemented, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the principal executive offices of the Purchaser and IBM are located at Old Orchard Road, Armonk, New York 10504.

    The Offer is being made pursuant to the Agreement and Plan of Merger dated as of June 11, 1995 (the "Merger Agreement"), among the Company, IBM and the Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding at the Effective Time (as defined below) (other than Shares held in the treasury of the Company, Shares owned by IBM, the Purchaser or any other subsidiary of IBM or of the Company or shares held by stockholders who properly exercise their dissenters' rights under the Delaware General Corporation Law ("Delaware Law")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $64 per Share, net to the Seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share ("Certificate"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its direct and indirect subsidiaries, viewed as a single entity.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement dated March 20, 1995, relating to its May 2, 1995 Annual Meeting of Shareholders (the "Proxy Statement"), under the headings "Principal Holders of Voting Securities--Security Ownership of Directors and Executive Officers" and "Executive Compensation and Other Information Concerning

Directors and Executive Officers". A copy of such portions of the Proxy Statement has been filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

    The amendment to the Company's 1992 Stock Option Plan (the "1992 Plan") described in the Proxy Statement, which increased the authorized number of shares of Common Stock that may be offered under the plan from 6,000,000 to 12,000,000 shares, was approved by the shareholders of the Company at the annual meeting held on May 2, 1995.

    On May 2, 1995, the Board of Directors of the Company voted to terminate the Lotus Development Corporation Pension Plan (the "Pension Plan") effective July 15, 1995 or such later date as is practical and consistent with applicable legal requirements. The Pension Plan, which is described in Exhibit 2 to this
Schedule 14D-9, had been suspended since June 1, 1992. All benefits accrued under the Pension Plan through May 31, 1992, have been fully vested, and no further benefits have accrued to employees thereunder after that date.

    Effective May 9, 1995, the Company entered into a Consulting Agreement dated May 9, 1995 (as amended and restated, the "Consulting Agreement") with Richard
S. Braddock, a member of the Company's Board of Directors, pursuant to which Mr. Braddock agreed to assist the Company's senior management in a major effort to reorganize the Company into separate business units and in related restructuring and cost reduction activities. Under the terms of the Consulting Agreement, Mr. Braddock would not receive cash compensation under most circumstances, but would instead receive stock options so that his remuneration would be tied to an increase in stockholder value. Mr. Braddock agreed to devote at least 50% of his professional time and effort on a monthly basis to the benefit of the Company through December 31, 1995, and up to 10% of his professional time on such matters thereafter (the "Service Requirement"). Pursuant to the Consulting Agreement, Mr. Braddock was granted options to purchase up to 130,000 Shares (the "Braddock Option") at a purchase price of $31.75 per Share (the fair market value of the Common Stock on May 9, 1995), subject to the terms of an Option Agreement dated May 9, 1995 (the "Braddock Option Agreement") and to the further terms of the 1992 . A copy of the Consulting Agreement has been filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    Under the terms of the Braddock Option Agreement, the Braddock Option would become exercisable for up to approximately 90,500 Shares on November 10, 1995 if the Service Requirement was satisfied and for up to an additional 39,500 Shares in approximately 10,000 Share increments if the Service Requirement continued to be satisfied through March 1, 1996.

    The Braddock Option was subject to acceleration of exercise at the discretion of the Stock Option Committee of the Company's Board of Directors on the same basis as other options granted under the 1992 Plan, but would terminate if a "Change in Control" (as defined in the Consulting Agreement) occurred prior to November 9, 1995. The Offer and the Merger would constitute a Change in Control under the Consulting Agreement. Under the terms of the Consulting Agreement, upon a Change in Control Mr. Braddock agreed to devote at least 50% of his professional time to assisting the chief executive officer of the Company in coordinating the transition issues associated with the Change in Control through December 31, 1995 and up to 10% of his professional time to such matters through the twenty-fourth month after the Change in Control. For his consulting services after a Change in Control (and in lieu of the stock-based compensation described above), Mr. Braddock will be entitled to receive up to $2,925,000 over a period of up to twenty-four months.

    The Consulting Agreement also includes provisions under which Mr. Braddock will receive payments sufficient to compensate him for any excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") (as well as any related interest or penalties) on any payments made pursuant to the Consulting Agreement or the Braddock Option Agreement.

INDEMNIFICATION

    The Company has previously entered into indemnification agreements with each person who as of June 11, 1995 was a director of the Company. The indemnification agreements generally provide (i) for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred in connection with the investigation, defense or appeal of any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was serving the Company or any affiliate of the Company as a director, officer, employee, agent or fiduciary, or by reason of anything done or not done by such indemnitee in any such capacity and any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless it is determined that such indemnification is not permitted under applicable law or as a result of certain culpable action by such indemnitee and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, the Company's By-Laws or otherwise. A copy of the form of indemnification agreement has been filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    Article Ninth of the Second Restated Certificate of Incorporation of the Company, as amended, limits the personal liability of directors of the Company and provides for indemnification of the officers and directors of the Company, in each case to the full extent permitted by the Delaware Law and other applicable law. A copy of such Article Ninth has been filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.
Article VII of the By-Laws of the Company also provides for indemnification of officers and directors of the Company, except in the case of any "Culpable Action", as defined therein. A copy of such Article VII has been filed as
Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

PRIOR RELATIONSHIP WITH IBM

    The Company has entered into agreements from time to time in the ordinary course of business with IBM and certain of its subsidiaries, none of which the Company believes to be material to this transaction. See "Item 4, The Solicitation or Recommendation--(b) Background of the Offer; Reasons for the Recommendation--Background" for a description of such agreements.

MERGER AGREEMENT

    The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

    The Offer. In the Merger Agreement, the Purchaser has agreed, subject to certain conditions, among other things, to amend the Offer (a) to increase the purchase price offered from $60 per Share to $64 per Share and (b) to amend and restate the conditions to the Offer to those set forth below under "Amended Conditions to the Offer". The Merger Agreement provides that, without the consent of the Company, the Purchaser will not (a) reduce the number of Shares sought in the Offer, (b) amend the Offer so that it is at a price less than $64 net per Share in cash, (c) modify or add to the conditions set forth below under "Amended Conditions to the Offer", (d) except as provided in the next sentence, extend the Offer, (e) change the form of consideration payable in the Offer or
(f) make any other
change in the terms or conditions of the Offer that is in any manner adverse to the holders of Shares. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company (a) extend the Offer if, at the scheduled expiration date of the Offer, any of the conditions to the Purchaser's obligation to purchase the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission applicable to the Offer and (c) extend the Offer for any reason on one or more occasions for an aggregate period of not more than 25 business days (for all such extensions) beyond the latest expiration date that would otherwise be permitted under clause (a) or (b) of this sentence.

    The Merger. The Merger Agreement provides that, at the effective time of the Merger, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation, and each then outstanding Share
(other than Shares held in the treasury of the Company, Shares owned by IBM, the Purchaser or any other subsidiary of IBM or of the Company, or Shares held by stockholders who properly exercise their dissenters' rights under Delaware
Law) will be converted into the right to receive $64 per Share in cash, without interest.

    Representations and Warranties. The Merger Agreement contains representations and warranties by the Company with respect to, among other things, its organization, its capitalization, its authority to enter into the Merger Agreement, its filings with the Commission and its financial statements, the absence of certain changes in its business, information supplied by the Company in connection with the Offer, the Company's employee benefit plans and other compensation arrangements, the absence of certain litigation with respect to the Company, compliance by the Company with applicable law, the inapplicability of the Rights Agreement to the Offer and the Merger, tax matters relating to the Company, the inapplicability of state anti-takeover statutes, including Section 203 of the Delaware Law and Chapter 110E of the Massachusetts General Laws (the "Massachusetts Control Share Acquisition Statute"), and intellectual property matters.

    The Merger Agreement also contains representations and warranties by IBM and the Purchaser with respect to, among other things, their organization, their authority to enter into the Merger Agreement, information supplied by them in connection with the Offer and their ability to finance the purchase of the Shares.

    Covenants of the Company. In the Merger Agreement, the Company has covenanted and agreed that, among other things, during the period from the date of the Merger Agreement until the time that IBM's designees constitute a majority of the Board of Directors of the Company, except as expressly contemplated by the Merger Agreement or to the extent that IBM shall otherwise consent in writing, among other things, (a) the Company and its subsidiaries will, subject to certain exceptions set forth in the Merger Agreement, carry on their respective businesses in the ordinary course in substantially the same manner as conducted through the date of the Merger Agreement; (b) the Company will not, and will not permit any of its non-U.S. subsidiaries to, (i) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize, redeem or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or (iii) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to repurchase, redeem or otherwise acquire, any shares of its capital stock; (c) the Company will not, and will not permit any of its subsidiaries to, issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into, or rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest in the Company, other than (i) the issuance of Shares upon the exercise of employee stock options or other awards granted under stock option plans of the Company and outstanding on the date of the Merger Agreement in accordance with their terms or (ii) issuances by a wholly owned subsidiary of the Company of its capital stock to the Company; (d) the Company will not amend its Certificate of Incorporation or its By-Laws; (e) the Company will not, and it will not permit any of its subsidiaries to, acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets, or by any other manner) any business, corporation, partnership, association or other business organization or division thereof; (f) the Company will not, and it will not permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its assets, except in the ordinary course of business consistent with past practice;
(g) the Company will not, and it will not permit any of its subsidiaries to, incur or guarantee indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company (or any of its subsidiaries), or guarantee any debt securities of others, except in the ordinary course of business consistent with prior practice; (h) the Company will confer on a regular basis with IBM, report on operational matters, and promptly advise IBM of any material adverse change, and will promptly provide to IBM (or its counsel) copies of all filings made by the Company with any governmental entity in connection with the Merger Agreement and the transactions contemplated thereby; (i) the Company will not make any tax election that would have a material effect on the tax liability of the Company or any of its subsidiaries or settle or compromise any material income tax liability of the Company or any of its subsidiaries; (j) the Company will not, and it will not permit any of its subsidiaries to, discharge any claims, liabilities or obligations, other than the discharge of certain liabilities of the Company in the ordinary course of business consistent with past practice or in accordance with their terms and (k) the Company will not, and it will not permit any of its subsidiaries to, modify, amend or terminate any material contract or agreement to which the Company or such subsidiary is a party, or waive, release or assign any material rights or claims.

    In addition to the foregoing, the Company has agreed that it will not take any action, or permit any of its subsidiaries to take any action, that would result in (a) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue,
(b) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (c) any of the conditions to the Merger set forth in the Merger Agreement not being satisfied.

    Prohibition on Solicitation. Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will cease any discussions or negotiations with any parties with respect to any Takeover Proposal (as defined below) and the Company will not, nor will it authorize or permit any officer, director or employee of, or any investment banker, attorney, accountant or other representative retained by, the Company or any of its subsidiaries to, (a) solicit, initiate, encourage or take any other action to facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (b) participate in any discussions or negotiate regarding any Takeover Proposal.

    The Merger Agreement provides that, notwithstanding the foregoing, if at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an unsolicited Takeover Proposal, (a) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in a form approved by IBM and (b) participate in negotiations regarding such Takeover Proposal.

    The Merger Agreement provides further that neither the Board of Directors of the Company nor any committee thereof will (a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to IBM, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger Agreement or the Merger, (b) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (c) cause the Company to enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the time of acceptance for payment of Shares in the Offer the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Merger Agreement provides

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that the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger, approve or recommend a Superior Proposal (as defined below), or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only at a time that is after the second business day following IBM's receipt of written notice advising IBM that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

    Pursuant to the Merger Agreement, and in addition to the obligations of the Company described above, the Company has agreed that (a) it will immediately advise IBM orally and in writing of any request for information or of any Takeover Proposal, or any inquiry with respect to or which could lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry and the identity of the person making such request, Takeover Proposal or inquiry, (b) it will keep IBM fully informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and (c) it will concurrently with entering into an agreement with respect to any Takeover Proposal, pay, or cause to be paid, to IBM the Expenses and the Termination Fee (each as defined below).

    The Merger Agreement does not prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Securities and Exchange Act of 1934, as amended, (the "Exchange Act") or from making any disclosure to the Company's stockholders if, in the opinion of the Board of Directors of the Company, after consultation with counsel, failure so to disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, except that neither the Company nor its Board of Directors nor any committee thereof may (other than as described above) withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal (as defined below).

    As used herein, the term "Takeover Proposal" means any inquiry, proposal or offer (other than the transactions contemplated by the Merger Agreement) from any person relating to any direct or indirect acquisition of a substantial amount of assets of the Company or any of its subsidiaries or of more than 20% of any class of equity securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to IBM of the transactions contemplated by the Merger Agreement, and the term "Superior Proposal" means any bona fide Takeover Proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares of Common Stock of the Company then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger.

    Stockholder Approval; Preparation of Proxy Statement. The Merger Agreement provides that the Company shall, at IBM's request and if required in accordance with applicable law, (a) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the expiration of the Offer for the purpose of approving and adopting the Merger Agreement and the transactions contemplated thereby and (b) prepare and file with the Commission under the Exchange Act a proxy statement with respect to the meeting of shareholders described above.

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    The Company has agreed in the Merger Agreement to use its best efforts to respond to any comments of the Commission or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff, and to keep IBM informed of all its correspondence with the Commission with respect to the Proxy Statement.

    Pursuant to the Merger Agreement, the Company, through its Board of Directors, will recommend to its stockholders that the Merger Agreement be approved.

    For a description of the short-form merger provisions of the Delaware Law, which, under certain circumstances, could be applicable to the Merger, see Section 12 of the Offer to Purchase contained in the Offer Documents.

    Access to Information. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the effectiveness of the Merger, subject to the appropriate provisions of confidentiality agreements applicable to the Company, the Company will, upon reasonable notice to the Company, afford to IBM and its officers, employees, independent accountants, counsel and other representatives (each of whom shall agree to be bound by the confidentiality provisions of the Merger Agreement), access to all of the Company's properties, books, contracts, commitments and records, and will promptly furnish to IBM a copy of each document filed or received by it during such period pursuant to the requirements of the Federal securities laws or the Federal tax laws, and such other information as IBM may reasonably request.

    Reasonable Efforts. Each of IBM, the Purchaser and the Company has agreed in the Merger Agreement to use its reasonable efforts to take all actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Offer and the Merger, to cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them in connection with the Offer and the Merger and to (subject to certain limitations) use its reasonable efforts to take all reasonable actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party required to be obtained or made by IBM, the Purchaser, the Company or any of their subsidiaries in connection with the Offer and the Merger.

    The Rights Agreement. The Company has agreed in the Merger Agreement that it will not redeem the Rights or amend the Rights Agreement (other than to delay the Distribution Date or to render the Rights inapplicable to the Offer and the Merger), or terminate the Rights Agreement prior to the effectiveness of the Merger, unless required to do so by order of a court of competent jurisdiction.

    Certain Litigation. In the Merger Agreement, each of IBM, the Purchaser and the Company has agreed to use reasonable efforts to obtain a dismissal without prejudice of International Business Machines Corporation and White Acquisition Corp. v. Lotus Development Corporation and Jim P. Manzi, with each party bearing its own costs and attorneys' fees therefor. The Company has also agreed that (a) it will not, without the prior written consent of IBM, settle any litigation against the Company or any of its directors (other than litigation relating to software piracy matters or human resources or employment matters), (b) it will not voluntarily cooperate with any third party which has sought or may seek to restrain or prohibit or otherwise oppose the Offer or the Merger and (c) it will cooperate with IBM and the Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger, unless such action would constitute a breach of the Company's Board of Directors' fiduciary duty under applicable law.

    Board of Directors; Corporate Governance. The Merger Agreement provides that, upon the Purchaser's acceptance for payment and payment for Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Company's Board of Directors as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors.

The Merger Agreement further provides that, notwithstanding the foregoing, until the effectiveness of the Merger, the Company shall have on the Board of Directors of the Company at least two directors who were directors of the Company as of the date of the Merger Agreement and who are not officers of the Company (such two directors, the "Independent Directors"). Subject to applicable law, the Company has agreed to take all action necessary to effect the election of the Purchaser's designees to the Board of Directors and, in connection therewith, the Company will promptly, as reasonably agreed upon by IBM and the Company, either increase the size of the Company's Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected to the Company's Board of Directors as provided above.

    Following the election or appointment of the Purchaser's designated directors, the affirmative vote of a majority of the Independent Directors then in office will be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of IBM's and the Purchaser's respective obligations under the Merger Agreement.

    IBM, the Purchaser and the Company have reached a general understanding as to certain matters relating to corporate governance of the Company, the objective of which is to achieve a balance between the independence of the Company and its integration with IBM. Jim P. Manzi, Chief Executive Officer of the Company, will continue in that position after consummation of the Merger and will become a Senior Vice President of IBM.

    Treatment of Stock Options; Certain Benefits. Pursuant to the Merger Agreement, the Company has agreed to amend each of the Company's stock option plans to provide that each outstanding option to purchase common stock of the Company issued pursuant to such stock option plan, whether vested or unvested, shall remain outstanding after the effectiveness of the Merger and shall be assumed by IBM (except as described below). IBM has agreed to assume such stock options (a) such that IBM is a corporation "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424 of the Code, or (b) to the extent that Section 424 of the Code does not apply to any such stock options, such that IBM would be such a corporation were
Section 424 of the Code applicable to such option. Under the Merger
Agreement, each such stock option assumed by IBM shall be exercisable upon the same terms and conditions as under the applicable stock option plan of the Company and the applicable option agreement issued thereunder, except that (a) such option shall be exercisable for that number of shares of common stock of IBM equal to the product of (i) the number of shares of common stock of the Company for which such option was exercisable and (ii) the Offer Price divided by the average closing price of common stock of IBM on the New York Stock Exchange Composite Tape for the 30 consecutive trading days prior to the effectiveness of the Merger (such quotient, the "Conversion Number"), and (b) the exercise price of such option shall be equal to the exercise price of such option as of the date of the Merger Agreement divided by the Conversion Number.

    The foregoing paragraph notwithstanding, in the Merger Agreement, the Company has agreed to amend its stock option plans to provide holders of stock options issued pursuant thereto, whether or not then exercisable or vested, the opportunity to elect to receive cash in an amount equal to the Option Amount (as defined below) in exchange for such stock option, and in accordance therewith, IBM and the Company have agreed to take all actions necessary to provide that, as to those holders who so elect, on the day after the date on which the Purchaser accepts Shares for payment and purchase pursuant to the Offer, (a) each such stock option, so surrendered for cash, whether or not then exercisable or vested, shall become fully exercisable and vested, (b) each such stock option shall be cancelled and (c) in consideration of such cancellation, and except to the extent that IBM or the Purchaser and the holder of any such stock option otherwise agree, the Company shall pay to each such holder of such stock options an amount in cash in respect thereof equal to the product of (i) the excess of the Offer Price over the exercise price thereof and (ii) the number of Shares subject thereto (such product, the "Option Amount").

    The Merger Agreement provides that if it is determined that compliance with any of the provisions described above would cause any individual subject to
Section 16 of the Exchange Act to become subject to the profit recovery provisions thereof, any options with respect to common stock of the Company held by such individual will be cancelled or purchased, as the case may be, at the effectiveness of the Merger or at such later time as may be necessary to avoid application of such profit recovery provisions, and such individual will be entitled to receive from the Company or the Surviving Corporation an amount equal to the excess, if any, of (a) the Offer Price over (b) the per Share exercise price of such stock option multiplied by the number of Shares subject thereto, and IBM, the Purchaser and the Company have agreed to cooperate so as to achieve the intent of such provisions without giving rise to such profit recovery.

    IBM, the Purchaser and the Company have reached a general understanding as to the continuation of the Company's other existing employee compensation and benefit plans.

    In addition, IBM has agreed to an enhanced severance program for employees of the Company and executives for a two-year period after the acquisition. Any persons who were employees of the Company as of the date of the Merger Agreement and who are terminated other than for cause, or who leave the Company for reason of constructive termination, will be entitled to a separation benefit equaling 16 weeks of base salary plus an additional two weeks for each six months of service and, in the case of employees at the level of director and higher and other senior managers, other than those who are eligible for the executive severance plan, 24 weeks of base salary and target bonus, plus an additional two weeks for each six months of service. Health and welfare benefits will continue for the payout period and outplacement counseling will be provided.
No mitigation is required nor reduction made if other employment is obtained. The separation benefit is payable in installments.

     The executive severance plan provides a separation benefit based on total annual compensation (then current base and management incentive plan target) and is computed based on one year plus four weeks for every six months of tenure, subject to a cap of two years for senior vice presidents and above. Health and welfare benefits will continue for the payout period and outplacement and financial counseling will be provided. Those eligible for the executive severance plan are each corporate vice president, each senior vice president and the president of the Company. Each such executive will also be entitled to a gross-up payment for any excise taxes imposed on any parachute payments under the Code and any income or excise taxes relating to the gross-up payment. No mitigation is required nor reduction made if other employment is obtained. The separation benefit is payable in installments. The executive severance plan provides that the recipient (other than corporate staff) shall not render services for any organizations or engage directly or indirectly in any business which is competitive with the relevant business units of the Company.

    Indemnification and Insurance. In the Merger Agreement, IBM and the Purchaser have agreed that all rights to indemnification for acts or omissions occurring prior to the effectiveness of the Merger that are in existence as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective Certificates of Incorporation or By-laws or contractual arrangements or as otherwise provided by applicable law shall survive the Merger and shall continue in full force and effect in accordance with their terms. Pursuant to the Merger Agreement, IBM will, for a period of six years (or the period of the applicable statute of limitations, if longer) from the effectiveness of the Merger, unless IBM agrees in writing to guarantee the indemnification obligations set forth above, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy except that, to the extent that such coverage is not obtainable at less than or equal to 150% of the current per annum cost, IBM will be obligated to purchase only so much coverage as may then be obtained for such amount.

    Consent Solicitation. Pursuant to the Merger Agreement, IBM and the Purchaser have agreed to terminate the Consent Solicitation (as defined in the Introduction to the Offer to Purchase), to withdraw the filings made by the Purchaser with the Commission in connection therewith and to cease soliciting written consents from the stockholders of the Company.

    Conditions to Merger. The respective obligation of each party to the Merger Agreement to effect the Merger shall be subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, of the following conditions: (a) if required by applicable law, the Merger Agreement and the transactions contemplated thereby shall have been approved by the affirmative vote of the stockholders of the Company; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; and
(c) the Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer. For a description of the conditions to the Offer, see "Amended Conditions to the Offer" below.

    Termination. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company (a) by mutual written consent of IBM and the Company; (b) by either IBM or the Company (i) if (A) as result of the failure of any of the conditions to the Offer set forth below under "Amended Conditions to the Offer", the Offer shall have terminated or expired in accordance with its terms without the Purchaser's having accepted for payment any Shares pursuant to the Offer or (B) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer within 180 days following the date of the Merger Agreement; provided, however, that such right to terminate the Merger Agreement by either of IBM or the Company shall not be available to any party the failure of which (or the failure of the affiliates of which) to perform any of its obligations under the Merger Agreement results in the failure of any such condition, or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party, or (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; (c) by IBM or the Company prior to the purchase of the Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of a condition set forth in paragraph (e) or (f) under the heading "Amended Conditions of the Offer" below and (ii) cannot be or has not been cured within 20 days after the giving of written notice to the Company; (d) by IBM or the Purchaser if either IBM or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) under the heading "Amended Conditions of the Offer" below; (e) by the Company in connection with its entering into a definitive agreement in connection with a Superior Proposal as described above under the heading "Prohibition on Solicitation", provided it has complied with all the requirements in connection therewith and that it makes a simultaneous payment of the Expenses and the Termination Fee; or (f) by the Company, if IBM or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach is incapable of being cured or has not been cured within 20 days after the giving of written notice to IBM or the Purchaser, as applicable, except, in any case, such breaches which are not reasonably likely to adversely affect IBM's or the Purchaser's ability to complete the Offer or the Merger.

    In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto except as described under "Fees and Expenses" below or as otherwise expressly provided for in the Merger Agreement; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any breach thereof.

    Fees and Expenses. The Merger Agreement provides that, except as provided in the following paragraph, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

    Under the Merger Agreement the Company will pay, or cause to be paid, to IBM the sum of (a) all of IBM's out-of-pocket fees and expenses incurred or paid by or on behalf of IBM in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of counsel, commercial banks, investment banking firms, accountants, experts and consultants to IBM in an amount not to exceed $20,000,000 (the "Expenses") and (b) $100,000,000 (the "Termination Fee") upon demand if (i) IBM or the Purchaser terminates the Merger Agreement in accordance with clause (d) under the heading "Termination" above; (ii) the Company terminates the Merger Agreement in accordance with clause (e) under the heading "Termination" above; or (iii) prior to any termination of the Merger Agreement (other than by the Company in accordance with clause (f) under the heading "Termination" above), a Takeover Proposal shall have been made and, within 12 months of such termination, a transaction constituting a Takeover Proposal is consummated or the Company enters into an agreement with respect to, approves or recommends or takes any action to facilitate such Takeover Proposal.

    Amendment. The Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, provided, however, that after any approval of the Merger Agreement by the stockholders of the Company, no amendment will be made to the Merger Agreement which by law requires further approval by such stockholders without such further approval.

AMENDED CONDITIONS OF THE OFFER.

    Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Tender Condition
(as defined in the Offer Documents) shall have been satisfied and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of IBM or any of its subsidiaries that constitutes a breach of the Merger Agreement):

        (a) there shall be instituted or pending by any governmental entity any suit, action or proceeding, (i) challenging the acquisition by IBM or the Purchaser of any Shares under the Offer or seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, IBM or any of their respective subsidiaries of a material portion of the software business or assets of the Company and its subsidiaries, taken as a whole, or IBM and its subsidiaries, taken as a whole, or to compel the Company or IBM to dispose of or hold separate any material portion of the software business or assets of the Company and its subsidiaries, taken as a whole, or IBM and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of IBM or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company or (iv) seeking to prohibit IBM or any of its subsidiaries from effectively controlling in any material respect any material portion of the software business or operations of the Company and its subsidiaries;

        (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

        (c) any material adverse change (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any material adverse change) in the financial condition (other than attributable to a change in results of operations) or business of the Company and its subsidiaries, taken as a whole;

        (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to IBM or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal, (ii) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with the terms of the Merger Agreement or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions;

        (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled expiration of the Offer;

        (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement;

        (g) there shall have occurred and continued to exist for at least three business days (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any governmental entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions or (v) in case of any of the foregoing existing on the date of the Merger Agreement, material acceleration or worsening thereof;

        (h) the Merger Agreement shall have been terminated in accordance with its terms.

    The foregoing conditions are for the sole benefit of the Purchaser and IBM and may, subject to the terms of the Merger Agreement, be waived by the Purchaser and IBM in whole or in part at any time and from time to time in their sole discretion. The failure by IBM or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     Except as described herein or as otherwise disclosed in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings with respect to the Offer or the Merger Agreement, or any potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company, its directors, executive officers or affiliates or (ii) the Purchaser, IBM or their directors, executive officers or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Company's Board of Directors has determined unanimously that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company (other than IBM and its subsidiaries) and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received by the Company from Lazard Freres & Co. LLC ("Lazard Freres") that the per Share consideration to be received by the Company's stockholders in the Offer and received by the Company's stockholders in the Merger, taken as a whole, is fair to the stockholders (other than IBM and its subsidiaries) from a financial point of view. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM LAZARD FRERES IS FILED AS EXHIBIT 8 TO THIS SCHEDULE 14D-9
AND IS ALSO ATTACHED HERETO AS ANNEX A. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    As set forth in the Offer Documents, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Tender Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Tender Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Tender Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

    The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, July 3, 1995, unless the Purchaser, in its sole discretion, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Purchaser on June 11, 1995 announcing the Merger and the amendedd Offer is filed as Exhibit 9 to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

(B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

    In reaching its conclusions described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

        (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

        (ii) the fact that the $64 per Share price to be recieved by the Company's Stockholders in both the Offer and the Merger represents a substantial premium over the closing market price of $32.50 per Share on June 2, 1995, the last full trading day prior to IBM's first public announcement of the intention to commence a tender offer for the Shares;

        (iii) the oral opinion of Lazard Freres, confirmed in writing, that the consideration to be received by the Company's stockholders (other than IBM and its affiliates) pursuant to the Offer and the

    Merger, taken as a whole, is fair to such stockholders from a financial point of view. A copy of Lazard Freres's written opinion is attached to this
    Schedule 14D-9 as Annex A and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Lazard;

        (iv) the presentation of Lazard Freres to the Board of Directors at its meeting on June 10, 1995, as to various financial and other matters deemed relevant to the Board of Director's consideration, including, among other things, (a) an analysis of the Company's historical and projected operating performance, (b) a review of public information with respect to certain other companies in the software business (c) a review of various financial forecasts and other data provided to Lazard Freres relating to it business, (d) a review of the historical stock prices and trading volumes of the Shares, (e) a hypothetical public market valuation of the Company,
    (f) a hypothetical private market valuation of the Company, (g) a discounted cash flow valuation of the Company, (h) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance, and
    (h) a review of the pro forma impact of the Offer and Merger on IBM;

        (v) the fact that no other potential strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's stockholders as those of the Offer and Merger;

        (vi) the risk, in light of the Offer, that delay by the Company would damage its franchise and would have an adverse impact on the Company's relationships with its employees and customers, and the risk that any such damage or adverse impact would increase with time;

        (vii) the advice of the Company's legal advisors with respect to the Company's various legal options for responding to IBM's attempt to acquire the Company; and

        (viii) the fact that, to the extent required by the fiduciary obligations of the Board of Directors of the Company to the stockholders under Delaware Law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, upon the payment of a $100,000,000 termination fee and up to $20,000,000 of IBM's expenses associated with the Offer and the Merger. See "Termination" under the description of the Merger Agreement above.

    Background

    For the past several years, IBM and its subsidiaries have been parties to various transactions with the Company that have generally involved (i) acquiring the Company's products for internal use by IBM and its subsidiaries, (ii) marketing and distribution of the Company's products and (iii) development transactions designed to enable products from IBM and the Company to function together more effectively. The following is a summary of such transactions for the periods specified or that are currently proposed.

    Various operating units within IBM and its subsidiaries regularly acquire the Company's products for internal use. IBM estimates in the Schedule 14D-1 that in 1994 it acquired approximately $20 million of the Company's products worldwide for internal use by IBM and its subsidiaries. These products were purchased directly from the Company or one of the Company's alternate channels of distribution, or they were acquired as royalty free copies pursuant to the SmartSuite marketing agreement described below. For 1993 and 1992, IBM estimates that IBM and its subsidiaries acquired for their internal use approximately $16 million and $11 million of the Company's products, respectively.

    In 1991, IBM and the Company entered into joint development and marketing agreements with respect to two of the Company's communications software products--Lotus Notes and Lotus cc:Mail. IBM and its subsidiaries received the right to market these communications products, and IBM provided technical expertise and funding of approximately $25 million to the Company with respect to Notes. Under this arrangement, IBM and its subsidiaries received fee payments from the Company that totaled approximately $28 million in 1993 and $12 million in 1992. In November 1993, IBM and the Company entered into new agreements under which IBM and its subsidiaries were granted the right to market the Company's SmartSuite product. Under these new agreements, IBM exchanged the rights to further fee payments with respect to Notes and cc:Mail for 400,000 royalty free copies of the Company's SmartSuite product in each of 1994 and 1995 and the Company's agreement to continue to develop products for, and to promote, IBM's software. Under the SmartSuite marketing agreement, for additional sales of the SmartSuite product beyond the royalty free copies, the royalty to be paid to the Company is $100 per copy. As of the date of the Offer to Purchase, no royalties have been earned by or paid to the Company for sales of the SmartSuite product by IBM and its subsidiaries.

    After November 1993, IBM and certain of its subsidiaries began to market the Company's communications products under new marketing agreements for a fee, which agreements resulted in aggregate payments to them by the Company estimated by IBM in the Schedule 14D-1 at approximately $6 million for 1994. Other IBM subsidiaries have reseller agreements with the Company, some of which were executed as early as approximately 1992, under which the IBM subsidiary purchases the Company's desktop productivity products for resale. After November 1993, the Company's communications products were also added to many of these reseller agreements. Aggregate purchases under these reseller agreements are estimated by IBM in the 14D-1 at approximately $18.5 million for 1994, $10 million for 1993 and $6 million for 1992.

    Other distribution agreements between the Company and IBM, executed beginning in 1994, provide for IBM to install certain of the Company's software products on IBM's computer products prior to sale of the computer. Payments made with respect to these agreements by IBM to the Company are estimated at approximately $8 million for 1994.

    IBM has provided in the past, technical support and resources to assist the Company in porting its Notes product to IBM's AIX operating system platform.
In addition, the Company and IBM have been discussing a series of proposals for potential marketing and development transactions. Various marketing and licensing arrangements have been discussed, including the preloading of certain of the Company's products on IBM's computer products and the packaging of certain of the Company's products with certain of IBM's products. The development aspects have included, among other things, collaboration on future development of various of the Company's products. Numerous products and packaging alternatives at various royalty rates have been discussed. The value of these various proposals have varied widely and some of the most recent ones have included guaranteed minimum payments from IBM to the Company that range from approximately $50 million to $150 million for each of several years. The Company and IBM have been unable to reach agreement on any of these various proposals, except that they have generally agreed that any marketing and development transaction would include as a component thereof the payment by IBM to the Company of approximately $14 million to upgrade the functionality of the Company's SmartSuite product by the end of 1995.

    In August 1994, James A. Cannavino, then the Senior Vice President--Strategy and Development of IBM, met with Jim P. Manzi, the Chairman, President and
Chief Executive Officer of the Company to discuss additional opportunities for the two companies to work together, with a particular focus on the Company's SmartSuite product and IBM's use of the Company's Notes product within IBM. Mr.

Manzi suggested the Company and IBM form a joint venture to produce desktop applications. Teams from the Company and IBM met over the next few weeks. These meetings did not result in any final agreement or understanding regarding a joint venture or other material transaction. However, executives from the Company and IBM continued to meet, and are continuing on an ongoing basis to meet, to discuss possible marketing and development collaboration. In addition, technical representatives from IBM and the Company have been meeting on an ongoing basis.

    In January 1995, John M. Thompson, Senior Vice President and Group Executive of IBM, became the head of IBM's software group. On January 31, 1995, Mr. Thompson met with Mr. Manzi, who proposed that the Company and IBM resume their discussions regarding a possible joint venture or other transaction between the two companies relating to the Company's desktop applications business. Mr. Thompson inquired whether there would be any interest in having IBM acquire the Company, but Mr. Manzi indicated that the Company was not for sale. On February 1, 1995, Mr. Manzi wrote to Mr. Thompson and provided additional information with respect to the possible joint venture discussed the previous day.

    In a telephone conversation with Mr. Manzi in February 1995, Mr. Thompson indicated that IBM was not interested in the desktop application business by itself, but would consider a transaction that involved the Company's communications business as well. Mr. Manzi indicated at that time that the Company would have no interest in IBM owning more than a small minority share in the communications business. This led to a discussion of a possible transaction in which the Company would continue to own the communications business directly, the desktop application business of the Company would be transferred to a subsidiary of the Company and IBM would acquire a 50% interest in that subsidiary as well as a 15-20% interest in the entire Company. In a subsequent telephone conversation in February 1995, Mr. Thompson and Mr. Manzi concluded that the transaction structure described above was undesirable. Instead, they decided to consider a non-equity arrangement that would not involve dividing up the Company. Any equity participation by IBM would be secondary and could be done independently.

    Mr. Thompson and Mr. Manzi met on March 16, 1995, to review the status of the ongoing discussions concerning marketing and development collaboration. At that meeting, Mr. Thompson outlined three potential business arrangements between IBM and the Company: (i) a commercial arrangement involving some form of marketing and development collaboration, but no equity investment by IBM, (ii) a commercial arrangement along with a minority equity investment by IBM in the Company and (iii) an acquisition by IBM of the Company. Mr. Thompson and Mr. Manzi discussed the first two alternatives, but Mr. Manzi said that he was not prepared to discuss the third alternative with Mr. Thompson. With respect to a minority equity investment in the Company by IBM, Mr. Manzi responded that he did not want to sell equity directly to IBM, but he reiterated that he would have no objection to IBM buying a small stake from one of the Company's other investors or in the open market. On March 17, 1995, Mr. Thompson and Mr. Manzi met again to continue their discussions.

    On March 27, 1995, Mr. Thompson wrote to Mr. Manzi on the subject of the marketing and development collaboration. In that letter Mr. Thompson mentioned that if he and Mr. Manzi concluded that IBM should hold a minority equity interest in the Company, IBM would have board representation. When Mr. Thompson called Mr. Manzi the following day, Mr. Manzi responded that he had not agreed to IBM's having board representation.

    Although Mr. Thompson and Mr. Manzi have had discussions subsequent to March 27, they have dealt only with marketing and development collaboration.

    On June 5, 1995, the Purchaser commenced litigation against the Company and Mr. Manzi in the United States District Court for the District of Delaware seeking, among other things, an order compelling the Board of Directors of the Company to redeem the Rights or to make the Rights inapplicable to the Offer and a proposed merger of the Purchaser with and into the Company, compelling the Board of Directors of the Company to approve the Offer and such proposed merger for purposes of Section 203 of Delaware Law and enjoining enforcement of the Massachusetts Control Share Acquisition Statute. In addition, Louis V. Gerstner, Jr., the Chairman and Chief Executive Officer of IBM, telephoned Mr. Manzi to inform him of the Offer and the announcement of the litigation described above. Mr. Gerstner also telecopied the following letter to Mr. Manzi:

           June 5, 1995
           Mr. Jim P. Manzi
           Chairman, President and Chief Executive Officer
           Lotus Development Corporation
           55 Cambridge Parkway
           Cambridge, Massachusetts 02142

           Dear Jim:

           As you know from your conversations with IBM Senior Vice President John M. Thompson, IBM has been interested for some time in pursuing a business combination with Lotus.

           Because you have been unwilling to proceed with such a transaction, we are announcing this morning our intention to buy all of Lotus Development Corporation's outstanding common shares for a price of $60 per share, or $3.3 billion. This is an all-cash offer. We believe this is now the fastest, most efficient way to bring our companies together.

           We have the highest respect for you and all Lotus employees. We believe our companies share similar visions of the future of information technology--a future built on a truly open, collaborative computing environment where people can work and communicate across enterprises and across corporate and national borders. Combining our efforts will mean that both of us reach that future sooner.

           This is truly a win/win opportunity for IBM and Lotus shareholders, employees and customers. With IBM's financial resources, technological expertise and unmatched customer base, Lotus will have greater opportunities for growth and expansion. With IBM's global marketing and sales capability, we can rapidly grow Notes' user base and vastly increase its sales potential and acceptance as an open industry standard. Working with industry partners and customers around the world, we will help them embrace this powerful new way of computing, working and communicating. We also have the strength and resources to support Lotus's mail and application products.

           Our objective is a transaction that is enthusiastically supported by you and the Lotus Board of Directors, as well as Lotus employees, shareholders and your many loyal customers, software developers and industry partners.

           We respect the creative environment and entrepreneurial spirit you have fostered at Lotus. We do not want to change that. We believe Lotus's employees are among the best in the industry at developing innovative and successful products. Our intent is to keep Lotus intact and managed out of its current headquarters in Cambridge and to make Lotus primarily responsible for key, complementary IBM software products.

           We and our advisors are prepared to meet with you and all other members of the Lotus Board of Directors, management and advisors to answer any questions you or they may have about our offer. We are convinced that together we can achieve a business combination that serves the best interests of Lotus and IBM.

           We believe, as you do, that the future of information technology is one in which anyone, anywhere will be able to share information and interact--easily and instantaneously--no matter where they are or what system they use. We look forward to working with you and your colleagues to develop products and systems that will allow customers around the world to realize this vision.

           Louis V. Gerstner, Jr.
           IBM Chairman and Chief Executive Officer

    On June 5, 1995, IBM announced the intention to commence the Offer.

    On June 6, 1995, IBM and the Purchaser filed the Schedule 14D-1 with the Commission and commenced the Offer. On the same date, IBM filed with the Commission a preliminary copy of a Consent Solicitation Statement pursuant to
Schedule 14A of the Exchange Act (the "Consent Statement") for the purpose of removing the Company's Board of Directors and replacing them with IBM's nominees, amending the Company's By-laws to eliminate the section thereof making the Massachusetts Control Share Acquisition Statute applicable to certain acquisitions of Company Common Stock and repealing certain other provisions of the Company's By-laws. According to the Consent Statement, IBM's nominees intended to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), approve the Offer and the Merger under Section 203 of Delaware Law and otherwise expedite the prompt consummation of the Offer and the Merger.

    On June 6, 1995, Mr. Manzi met with Mr. Gerstner to ask for more information about the Offer and to determine IBM's intentions for the Company if the Offer were to be consummated. That initial meeting led to further conversations about the possibility of a modified offer on terms that the Company's management might be prepared to recommend to the Company's Board of Directors.

    On June 7, 1995, the Board of Directors met by telephone to discuss the proposed bid by IBM and the Company's possible responses. Mr. Manzi discussed his recent contacts with IBM as well as his preliminary discussions with Lazard and the Company's other legal and financial advisors. After discussion, the Board authorized management to further explore and evaluate IBM's proposal, and to determine whether any other companies would be interested in exploring strategic transactions with the Company that might provide greater value to stockholders than the IBM offer, including contacting directly certain selected companies. The Board of Directors also engaged Lazard to represent the Company in connection with this matter and agreed to meet each morning by telephone call to discuss management's progress.

    On June 8, 1995, Mr. Manzi reported to the Board that, although other companies had from time to time expressed an interest in pursuing a strategic alliance with the Company, no potential strategic partners had expressed an interest to either the Company or Lazard in making a proposal that would be competitive with IBM's bid, and that further bidders would be unlikely to enter into a bidding war with IBM given the strong cash position disclosed by IBM in the Schedule 14D-1.

    Throughout the period from June 6 through June 9, 1995, the respective financial advisors to IBM and the Company discussed the possibility of a modified offer on terms, including an increased price per Share, that management might be prepared to recommend to the Board of Directors and pursuant to which the Company might be willing to enter into a merger agreement with IBM.

    On the evening of June 9, 1995, representatives of IBM and the Company agreed to definitive terms for an amended offer and merger, subject to approval by their respective Boards of Directors and completion of documentation. On June 10, 1995, the Board of Directors of the Company approved the Merger Agreement. The Board of Directors of IBM approved the Merger Agreement on June 11, 1995. On June 11, 1995, the Merger Agreement was executed and the parties issued a joint press release with respect thereto.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Lazard is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to its agreement with the Company, Lazard will be entitled to receive, at the time IBM, the Purchaser or any other third party acquires ownership of more than 50% of the outstanding Shares, $5,000,000 plus 2% of the product of (a) the number of outstanding Shares on a fully diluted basis multiplied by (b) the Offer Price minus $60. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Lazard periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Lazard against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company, except as follows:

        (i) On May 9, 1995, the Company granted 130,000 non-qualifying stock options at $31.75 per Share to Mr. Braddock. (See Item 3, "Indentity and Background" above.)

        (ii) On May 12, 1995, June L. Rokoff exercised 6,250 outstanding stock options at $21.00 per Share and sold those 6,250 Shares the same day at $36.00.

        (iii) For the period ending May 31, 1995, Mr. Manzi purchased 250 Shares; Robert K. Weiler purchased 229 Shares; John B. Landry purchased 250 Shares; Ms. Rokoff purchased 250 Shares; and Edward J. Gillis purchased 250 Shares, all through the Employee Stock Purchase Plan. The purchase price was $26.2438 per Share.

        (iv) Between April 1, 1995 and June 2, 1995, the Company repurchased in the open market an aggregate of 1,807,500 Shares pursuant to its previously announced stock repurchase program. The aggregate purchase price for such Shares was $60,074,904.10 (including commissions) and the price per Share ranged between $30.3125 and $35.750. The Company has not purchased any Shares since June 2, 1995.

        (v) Other transactions include regular on-going acquisitions through the Company's Profit Sharing and 401(k) Plan.

    (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares of Common Stock currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

CERTAIN LITIGATION.

    Delaware Chancery Court Actions. On June 5 and June 6, 1995, the following ten class action complaints were filed by stockholders of the Company in the Court of Chancery in the State of Delaware, New Castle County, in which Jim P. Manzi, Richard S. Braddock, Elaine L. Chao, William H. Gray, III, Michael E. Porter and Henri A. Termeer (together, the "Directors") and the Company were named as defendants: Shaev v. Lotus, et al., Civ. Action No. 14331; Kassoway, et al. v. Manzi, et al., Civ. Action No. 14332; Shapiro v. Manzi, et al.; Civil Action No. 14333, Brickell Partners v. Manzi, et al., Civil Action No. 14334; Brown v. Lotus, et al., Civil Action No. 14335; Brilliant Trading v. Lotus, et al., Civ. Action No. 14337; Oppenheim v. Lotus, et al., Civ. Action No. 14338; Katz v. Manzi, et al., Civ. Action No. 14341; Wald v. Manzi, et al., Civ. Action No. 14344; Siegel v. Manzi, et al., Civ. Action No. 14345. In the suits, the plaintiff stockholders have alleged, among other things, that the Directors have breached their fiduciary duties, have failed to attempt to maximize shareholder value, and have engaged in a plan to entrench themselves and thwart legitimate offers. The suits seek as relief, among other things, (i) class certification, (ii) a declaratory judgment that the conduct of the Company's Board of Directors is unfair, unjust and inequitable to the members of the class and that such conduct breaches their fiduciary duties of loyalty, due care, good faith, fair dealing, and candor to the class, (iii) preliminary and permanent injunctions ordering the individual defendants to carry out their fiduciary duties to the class by, inter alia, rescinding, redeeming or invalidating the adoption or implementation of the Company's Rights Agreement, requiring defendants to consider the Offer in good faith and to maximize the value of the Company to the class, and requiring defendants to make full and fair disclosure of the Offer and all other matters concerning a possible acquisition or merger of the Company and (iv) damages, costs and disbursements of the action.

    Massachusetts State Court Action. On June 6, 1995, a class action was filed by Marjorie Slater, Trustee for Rita Slater in Superior Court, Commonwealth of Massachusetts, Middlesex County, naming the Directors and the Company as defendants (Slater v. Manzi, et al., Civ. Action No. 95-3313). Plaintiff's allegations are similar to the actions filed in the Delaware court. Plaintiff seeks, among other things, (i) class certification, (ii) a declaration that the individual defendants have committed a gross abuse of trust and have breached their fiduciary duties to the class, (iii) a preliminary and permanent injunction prohibiting defendants from enforcing the challenged anti-takeover procedures or otherwise violating their fiduciary duties to the class, (iv) an order that defendants fulfill their fiduciary duties to maximize shareholder values by exploring interest and accepting the highest offer obtainable for the public shareholders or by permitting the shareholders to make that decision free from any coercion and (v) damages, costs and disbursements of the action.

    Federal Court Action. On June 9, 1995, Steven G. Cooperman filed a shareholder class action complaint in the U.S. District Court in Delaware naming the Directors and the Company as defendants (Cooperman v. Lotus, et al., Civ. Action No. 95-346). Plaintiff's allegations are similar to the actions filed in the Delaware court. Plaintiff seeks, among other things, (i) class certification, (ii) an order that the individual defendants carry out their fiduciary duties to the members of the class, (iii) an order that the individual defendants take steps to facilitate a premium acquisition by, inter alia, redeeming the Rights, (iv) a declaration that the Massachusetts Anti-Takeover Statute and the Massachusetts Control Share Acquisition Statute, Mass. Gen. L. Ch. 110C and 110E are unconstitutional, (v) an injunction prohibiting the defendants from taking any actions to enforce or apply these statutes in connection with the Offer, (vi) an invalidation of the election of directors at the May 2, 1995 annual meeting and all other matters considered at that meeting, including the amendment to the 1992 Stock Option Plan, and directing that defendants issue appropriate disclosures with respect to all such matters, and (vii) damages, costs and disbursements of the action.

AMENDMENT TO RIGHTS AGREEMENT AMENDMENT.

    Prior to the execution of the Merger Agreement, the Board of Directors authorized and the Company executed an amendment to the Rights Agreement
(the "Rights Agreement Amendment"), which renders the Rights Agreement inapplicable to the Offer and the Merger by providing, among other things, that the execution of the Merger Agreement, the announcement or making of the Offer prior to its amendment (the "Original Offer"), the announcement or making of the Offer as amended, the acquisition of Shares pursuant to the Offer and the Merger and the other transactions contemplated in the Merger Agreement will not (a) result in either IBM or the Purchaser or any of their affiliates being considered an Acquiring Person or (b) cause the occurrence of a Distribution Date. The Rights Agreement provides that the Rights become exercisable upon the occurrence of certain triggering events, including the acquisition of 15% or more of the outstanding Shares should a triggering event occur, holders of Rights(other than any holder whose action triggered the Rights) would be generally entitled to purchase Shares with a market value aggregating $150 for a price of $75 any holder whose action triggered the Rights. Except as expressly provided in the Rights Agreement Amendment, the Rights Agreement remains in full force in effect.

    A copy of the Rights Agreement Amendment is filed herewith as Exhibit 7, and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
   1     Merger Agreement
   2     Pages 4-11 of the Proxy Statement
   3     Consulting Agreement
   4     Form of Indemnification Agreement
   5     Article Ninth of the Second Restated Certificate of Incorporation of the Company
   6     Article VII of the By-Laws of the Company
   7     Rights Agreement Amendment
   8     Opinion of Lazard, dated June 10, 1995*
   9     Press Release of the Company and IBM, issued June 11, 1995
  10     Letter, dated June 12, 1995, from the Chairman of the Board and President to the
         Stockholders of the Company

- ------------

* Attached hereto as Annex A.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 1995
                                             LOTUS DEVELOPMENT CORPORATION

                                          By /s/ Thomas M. Lemberg
                                             ...................................
                                            Thomas M. Lemberg
                                            Vice President, General
                                            Counsel and Secretary

EXHIBIT
NUMBER                                    DESCRIPTION                                    PAGE
- ------   -----------------------------------------------------------------------------   ----
   1     Merger Agreement.............................................................
   2     Pages 4-11 of the Proxy Statement............................................
   3     Consulting Agreement.........................................................
   4     Form of Indemnification Agreement............................................
   5     Article Ninth of the Second Restated Certificate of Incorporation of the
         Company......................................................................
   6     Article VII of the By-Laws of the Company....................................
   7     Rights Agreement Amendment...................................................
   8     Opinion of Lazard, dated June 10, 1995*......................................
   9     Press Release of the Company and IBM, issued June 11, 1995...................
  10     Letter, dated June 12, 1995, from the Chairman of the Board and President to the Stockholders of the Company..............................................

- ------------

* Attached hereto as Annex A.